October 19, 2004

Mail Stop 0409

Larry Feldman
Chairman and Chief Executive Officer
Feldman Mall Properties, Inc.
3225 North Central Avenue, Suite 1205
Phoenix, Arizona  85012

Re:	Feldman Mall Properties, Inc.
      Amendment No. 1 to Registration Statement on Form S-11
      Filed September 30, 2004
      Registration No. 333-118246

Dear Mr. Feldman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 2 that the number of securities to be issued in the formation transactions has not been fixed and that you have added a discussion in the summary of how the number of securities to be issued in the formation transactions will be determined. Please reconcile this response with your disclosure on page 11 that the contributors will exchange their ownership interests for 100,000 shares of common stock and 1,500,249 OP units. Further, we note that you have added a discussion regarding how you valued the ownership interests of your predecessor but you have not disclosed the value of the ownership interests in your predecessor.
Finally,
if you have not yet established the value or the number of common shares and units, please supplementally tell us why you believe that the material terms of the contribution agreements which were executed prior to the filing of the registration statement were sufficiently fixed at the time of execution so as to constitute a completed binding investment agreement.
2. We note from your response to comment 3 that you will use approximately 87.3% of the proceeds of this offering to purchase identified properties. Under these circumstances, prior performance disclosure of the type required by Guide 5 for limited partnerships and applicable to IPO`s of REITs pursuant to Release 33-6900, may not be required. However, should the amount of your offering or your intended use of proceeds change prior to effectiveness, please advise.
3. We note your response to our comment no. 10. Please revise your disclosure to indicate, if true, that Larry Feldman, Jim Bourg and Scott Jensen are promoters rather than "may be" considered promoters.
4. Please revise to provide all information required by Item 15 of Form S-11. In this connection, we note for example only, the requirements of sections (d), (f), (g) and (h) of Item 15.

Cover page
5. We note your response to our comment no. 11. Please revise your disclosure to include the associated dollar value of the stock that will be issued to affiliates in return for the contributed properties.
6. Please move the information that is not key to an investment decision off the cover page. For example, please revise to delete the first sentence regarding a description of your business. In this connection, we note that you describe yourself as a REIT rather than that you intend to qualify as a REIT beginning with your taxable year ending December 31, 2004. Further, your description includes a reference to Class A or near Class A malls which has not been defined and which is not appropriate to define on the cover page.
Finally,
your description includes terms that need further explanation and are therefore not appropriate for the cover page such as your reference to "opportunistically" acquiring "underperforming" properties to transform them into "profitable" ones. Similarly, please revise to delete the last paragraph prior to the legend on the cover page.
7. Please revise your cross-reference to the "Description of Stock-
Restrictions on Transfer" to delete the cross-reference from the cover page and to instead very briefly describe those restrictions.











Prospectus Summary, page 1
8. We note your response to our comment no. 15 and 16; however, the amount of detail in your summary continues to overwhelm the most significant aspects of the offering. For example, you indicate in your response to our comment no. 15 that under the caption "Prospectus Summary--Investment Highlights--Experienced Management Team" on page 9 is a summary discussion of the information that appears on page 65 under the caption" Business and Properties-- Investment Highlights--Experienced Management Team." You also indicate that you have further summarized the disclosure regarding our three properties that appears under the caption "Prospectus Summary--Our Properties" in comparison to the more detailed disclosure that appears on page 71 under the caption "Business and Properties--Our Properties." However, it appears that the disclosure under these heading is repeated verbatim in your prospectus. For another example, please revise your description of each of the properties to limit your discussion of the renovation plans to the amount you expect to expend to implement the plan. Finally, revise your disclosure relating to your business and growth strategies on page 9 to limit your discussion. Please revise or advise.
9. We note your response to our comment no. 21 and your disclosure in the section regarding formation transactions; however, we are unable to locate disclosure of the total amount of consideration you will pay to the predecessors for their interest in the Harrisburg Mall and the Foothills Mall or the total amount of indebtedness you will assume. Please revise or advise.
10. We note your response to comment 18. Please revise to move your explanation of Class A from the italicized introduction to the first paragraph where the term first appears.
11. Please revise the description in the first sentence to clarify that you intend to qualify to become a REIT beginning with your taxable year ending December 31, 2004.
12. Please revise the third paragraph on page 1 to briefly describe the "certain" leasing initiatives that will result in an increase in the base acquisition price by $9 million.
13. We have reviewed your revisions in response to comment no. 81. Please refrain from characterizing the operations of Feldman Mall Properties, Inc. and your predecessor prior to their acquisition as being part of your corporate structure. Revise your disclosure throughout accordingly. In this connection, we note your disclosure on page 1 that your "recent acquisition transactions demonstrate our ability to locate and acquire properties with the potential to substantially increase their operating cash flow and value through our comprehensive renovation and repositioning strategies."
Please
revise in light of the fact that you have not yet acquired any properties and that you were only formed in July 2004.



14. We note your statement that you "have identified and are actively pursuing a number of additional malls as potential acquisition and redevelopment candidates." This disclosure appears too preliminary to highlight in the summary and may be more appropriate for the business section. If you choose to move it to the business section please revise there to disclose with more specificity what you mean by actively pursuing. Have you entered into any lock-up agreements on properties? Have you entered into any agreements on any properties?
15. We note your response to our comment number 23. We also note that you intend continue to source attractive opportunities through, among others, your current network of other contacts. We re-issue our comment that if you choose to retain this disclosure, please revise to discuss the nature of these relationships. What is the basis of each relationship? Are they formal relationships? Discuss the benefits that both parties receive from such relationships.
16. We note your statement that you intend to conduct substantially all of your business through your operating partnership. Please revise to disclose the percentage ownership you will have in the operating partnership after the offering.

Our Properties, page 4
17. We note that a key element of your business plan is to transform underperforming malls through comprehensive renovation and repositioning efforts. Please revise the table on pages 4 and 71 to include a column to disclose the amount of development costs you expect will be required for each property, excluding amounts already spent on renovations.
18. Please revise the table on page 4 and 71 to exclude the non-owned anchor tenant space from the column for "rentable square feet" since this space is not rentable. In this connection, we note that the percentage leased column excludes non-owned anchor tenants. If you wish to keep these figures to show the total square footage of the mall, consider revising the bullet to show the total square feet including the non-owned anchor space.
19. We note from your second bullet point regarding the calculation of annualized base rent that the table includes leases that expire prior to August 31, 2005. If the leases that will expire prior to August 31, 2005 constitute a significant portion of annualized base rent please revise to so state and disclose the percentage of rent that such leases constitute.
20. We note your disclosure in the 5th bullet point that "once operating cash flow exceeds 12%" you will be entitled to receive an additional 20% of the excess cash flow. Please revise to explain the measure which cash flow must exceed by 12%.



21. We note that you have disclosed the additional investment that will be required to renovate and reposition the Harrisburg Mall.
We
note that you have disclosed the total estimated costs of renovation and repositioning for the Foothills Mall. Please revise to disclose for each of the Foothills Mall and the Colonie Center the amount of additional investment that you estimate will be required to renovate and reposition each of these properties.

Investment Highlights, page 8
22. We note your statement on page 9 that upon completion of the offering you expect to have the financial capacity to acquire an estimated $250 million in additional mall assets. If you retain this statement, please revise to clarify that from the proceeds of this offering you will have approximately $20 million for acquisitions and explain the source for the balance. If the source is borrowings, please revise to disclose whether you have commitments in place for such borrowings.
23. We note your statement on page 9 that you believe that "over time" you "can achieve a stabilized unleveraged yield on cost of approximately 10% to 11% on our mall portfolio." If you choose to retain this projection, please revise to provide a detailed discussion of the basis for such projection and the limitations of such projections, including the assumptions that in management`s opinion are most significant to the projections or are key factors
upon which the financial results depend.   In this regard
investors
should be cautioned against attributing undue certainty to management`s assessment and include a statement indicating management`s intention regarding the furnishing of updated projections. Further, please revise to disclose the time frame you are referring to when you say "over time" and consider whether such
time frame is an appropriate period over which management may make reasonable projections. Similarly, provide a detailed discussion of the basis for your projection on page 9 that you believe your malls,
"once renovated and repositioned, will produce stable levels of cash
flow, which we anticipate will support distributions to our
stockholders in the future."   Please refer to Rule 10 of
Regulation
S-K.

Benefits to Related Parties, page 14
24. We note that on page 14 and on pages 99-101 you disclose the number of securities being issued in exchange for ownership interests. We note that on pages 99-101 you disclose that the securities are being exchanged for ownership interests in "certain contributed entities." Please revise in all locations to specify each of the ownership interests being contributed for each of the disclosed number of securities.






25. We note that in response to comment 53 you have disclosed in the risk factor on page 30 the number of additional OP units that will be issued to Larry Feldman, Jim Bourg and Scott Jensen if certain performance thresholds relating to the Harrisburg Mall are met and that you have quantified the thresholds with respect to the Harrisburg Mall. Please revise to quantify the number of additional
OP units that will be issued with respect to the Foothills Mall and the thresholds relating to the Foothills Mall. Similarly, revise here, in MD&A and on pages 99-101 to disclose the thresholds and the number of additional OP units that may be issued for each of the Harrisburg and Foothills Malls. Further, we note from page 30 that the number of additional OP units that may be issued with respect to the Foothills Mall will be determined by receipt of income or other cash flow from "a pad adjacent to the property and from two expansion parcels at the Foothills Mall." Please revise throughout to explain the relationship of the pad and expansion parcels to the Foothills Mall and explain the measure of income or cash flow that must be reached in order to issue additional units.
26. Please revise here and each bullet on pages 99-101 that describes the tax indemnification benefit to quantify the maximum extent of the indemnification or guaranty for tax liabilities.

Conflicts of Interest, page 16
27. Please revise to briefly describe the nature of the conflicts that may arise between your duties as the general partner of the operating partnership and your duties as directors and officers of the REIT.

Risk Factors, page 21

Risks Related to this Offering, page 27

Future sales of shares of our common stock may depress the price of our shares, page 27.
28. Please revise to quantify the number of shares of common stock that will be eligible for future sale. Please include the amount of
(i) common stock that is subject to outstanding options or warrants,
(ii) OP units that will be convertible into REIT shares, and (ii) common stock that could be sold pursuant to Rule 144 or that you have agreed to register for sale. Refer to Item 201 of Regulation S-K.

Risks Related to Our Organization and Structure, page 29

Our management`s right to receive OP units upon the achievement of certain performance thresholds...page 30
29. Refer to comment no. 53. Please revise your disclosure to clarify the performance incentives relating to Foothills Mall.
For
example, quantify the specific thresholds that management must achieve in order to receive OP units. Further, indicate whether there is a limit to the amount of OP units that management may receive.

None of the contribution agreements was the result of arm`s length negotiations, page 30
30. We note your response to comment 54. Please revise to provide a separately captioned risk factor, as you have on the cover page and in the summary risk factors, to discuss the risk that you did not obtain any third party appraisals for the initial properties in your portfolio and that the consideration to be given by you in exchange for them may exceed the value that may have been determined by third party appraisals.

      Our board of directors has the power to issue additional shares of our stock...page 31
31. We reissue the portion of comment no. 55 that requests that you quantify the number of issued common and preferred stock. In this regard, we note your disclosure that quantifies the number of authorized but unissued shares of common and preferred stock.

Our Organizational documents contain no limitations on the amount of
indebtedness we may incur..., page 31
32. We note your response to our comment number 58.  We reissue our
comment requesting that you revise to quantify the total
outstanding
indebtedness and the value of your portfolio after the completion of
the formation transactions.   In this regard, we note your
discussion
of the consolidated debt to total market capitalization ratio. Distribution Policy, page 40
33. We note your response to our comment no. 65. Please revise your disclosure to clearly indicate that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders. In this regard, we note your disclosure in the penultimate paragraph on page 40. Also, provide similar disclosure in the summary.
34. We note your response and revision to our comment no. 66; however, your disclosure does not indicate whether there are any restrictions that would prevent your receipt of distributions from your operating partnership. Please revise or advise.
35. Disclose the source enabling you to pay a dividend of $330,051.
36. If you choose to equate the distribution to be paid to an amount based upon the anticipated shares of common stock and operating partnership units after the offering, please include a table supporting the distribution amount inferred will be paid in the future. Alternatively, clarify that the distribution is being paid to members before the offering and delete reference to what the distribution amount would be to stockholders after the offering. Please make similar revisions to your disclosure on page 18.




Business and Properties, page 61

      Harrisburg Mall, page 72
37. Joint Venture and Financing. Regarding the Commerce Bank and General Motors Acceptance Corp. loans, we are unable to locate disclosure relating to the balance to be due at maturity assuming no payments have been made on principal in advance of the due date. Please advise or revise.

Benefits to Related Parties, page 99
38. We note your disclosure in the third paragraph on page 91 that indicates Thomas Wirth will be granted restricted stock valued at $1,000,000 upon the effective date of this offering. Please revise your table on page 101 and summary on page 14 to disclose the grant of restricted securities to Mr. Wirth.

Pro Forma Condensed Consolidated Financial Statements, page F-2
39. We have read your response to comment 94, however, we continue to believe that the pro forma financial position of the registrant before the offering should be transparent to investors. In that regard, please revise to distinguish the adjustments related to the formation transactions in order to illustrate Feldman Mall`s historical financial position before and after the formation transactions as well as the offering.
40. Refer to pro forma footnote adjustment 1(D). We note that in connection with the acquisition of Colonie Center Mall, there is no guaranty that this transaction will close. If management believes it is probable that the Company will, in fact, acquire the Colonie Center Mall such that the pro forma financial statements give effect to the transaction, this statement and the similar statements made on pages 12, 39, 60, 79 and F-48 may be confusing to investors. Please revise to clarify, if so, that you believe it is probable the transaction will close.
41. Reference is made to adjustment 1(J). Please disclose the nature of the assets Larry Feldman is receiving for the stock as part of the formation transactions in addition to the units received for the contribution of his interest in Feldman Equities of Arizona.
42. Reference is made to adjustment 1(M) and II. Disclose the assets contributed for the units issued. In this regard, please also disclose the nature and amount of the equity securities issued to repay $2.3 million of the intercompany loan owed to Feldman Partners
LLC.






Financial Statements - Feldman Equities of Arizona LLC

Consolidated Balance Sheets, page F-17

43. Please revise your pro formas and financial statements to give effect to the distribution of $330,051 declared on September 30,
2004
including pro forma earnings per share.  See SAB 1.B.3.

Financial Statements - Feldman Lubert Adler Harrisburg, LP

Independent Auditors Report, page F-33
44. Please revise your audit report in accordance with Auditing
Standard No. 1 of the PCAOB, References in Audit Reports to the
Standards of the Public Company Accounting Oversight Board.

Statements of Revenues and Certain Operating Expenses - Colonie
Center Mall

Independent Auditors Report, page F-46
45. Please revise your audit report in accordance with Auditing
Standard No. 1 of the PCAOB, References in Audit Reports to the
Standards of the Public Company Accounting Oversight Board.

Note 2 - Basis of Presentation and Summary of Significant
Accounting
Policies, page F-48
46. Pursuant to Item 3-14 of Regulation S-X, please state whether, after reasonable inquiry, management is aware of any material factors that would cause the reported financial information not to be necessarily indicative of future operating results.


  *  *  *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 824-5336 or
Donna DiSilvio, Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters.
Please contact Jeffrey Shady, Attorney-Advisor, at (202) 942-1901 or me at (202) 942-1960 with any other questions.


Sincerely,



Elaine Wolff
Special Counsel

cc:	Jay Bernstein, Esq (via facsimile)
      Clifford Chance

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Feldman Mall Properties, Inc.
Page 10